4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE REPORTS ON MEND-CABG END OF PHASE II
MEETING WITH THE FDA

WINNIPEG, Manitoba - (April 12, 2006) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced that based on the positive Phase II MEND-CABG study and a recent End of Phase II meeting with the U.S. Food and Drug Administration (FDA), the Company plans to proceed with a single confirmatory Phase III study to gain approval for MC-1 in the reduction of cardiovascular events in patients undergoing coronary artery bypass graft (CABG) surgery. MC-1 has received a Fast Track designation from the FDA.

Based on the End of Phase II meeting, Medicure plans to use a composite of cardiovascular death and non-fatal myocardial infarction (primary definition peak CK-MB > 100ng/ml) at post operative day (POD) 30 as the primary endpoint for the Phase III study. Initiation of this study is targeted for the second half of calendar 2006.

“We are extremely pleased with the outcome of the End of Phase II meeting with the FDA. A single confirmatory study provides Medicure the most efficient and affordable path for MC-1’s Phase III development, and is a valuable asset in our partnership negotiations,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “MC-1 has the opportunity to be the first product indicated to reduce cardiovascular events associated with ischemia and/or ischemic reperfusion injury in CABG patients, targeting a significant unmet medical need. We look forward to working with the FDA in expediting the development of MC-1.”

MC-1 is a small molecule that reduces the amount of damage to the heart following ischemia and/or ischemic reperfusion injury. Studies with MC-1 suggest that it does this by protecting cardiomyocytes (heart muscle cells). Since cardiomyocytes are essential for normal heart function and do not regenerate themselves following an ischemic event, their preservation is key to minimizing ischemic damage and maintaining proper heart function. MC-1’s cardioprotective properties have been demonstrated in the Phase II MEND-1 study in patients undergoing percutaneous coronary interventions and the Phase II MEND-CABG study in patients undergoing CABG surgery.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 – in late stage clinical development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com